Mail Stop 0308
      May 27, 2005

Robert H. Knauss, Esq.
Vice President and General Counsel
UGI Utilities, Inc.
460 Northern Gulph Road
King of Prussia, PA 19406

      Re:	UGI Utilities, Inc.
		Registration Statement on Form S-3
      Filed April 29, 2005
		File No. 333-124474
		Form 10-K for Fiscal Year Ended
		September 30, 2004
		Filed December 14, 2004
		File No. 1-01398

Dear Mr. Knauss:

      We have limited our review of your filing to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form 10-K for Fiscal Year Ended September 30, 2004

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 11

Financial Condition and Liquidity, page 14
1. Please disclose in future filings the average and peak borrowings under your revolving credit facilities for each period presented. We believe this information is necessary to an understanding of your liquidity and sources and uses of cash during the year. Please also note that you are required to report gross borrowings and repayments under your credit facility on your statements of cash flows, unless your credit facility has underlying maturities of three months or less.

Contractual Cash Obligations and Commitments, page 18
2. Please revise your contractual obligations table in future filings to include estimated interest payments on your debt and planned funding of your pension and other postretirement benefit plans. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded items and provide any additional information that is material to an understanding of your cash requirements. See Section IV.A and footnote 46 to our MD&A Guidance issued December 19, 2003 available at www.sec.gov.

Part III, page 28
3. We note that all of Part III of Form 10-K is, as you state, "intentionally omitted." It does not appear that General
Instruction
I.(1)(b) of Form 10-K permits you to exclude Item 14.  Principal
Accountant Fees and Services.  Please revise or advise.

Financial Statements

Notes to Financial Statements

Note 8. Commitments and Contingencies, page F-20
4. We note your disclosure with respect to your manufactured gas plant environmental matters outside Pennsylvania and other pending claims that it is reasonably possible you will incur losses in excess of recorded amounts. Please tell us, and revise your disclosures to indicate the amount or range of reasonably possible loss in excess of recorded amounts or state that such an estimate cannot be made. Please also disclose the undiscounted amount of your environmental contingencies and the discount rate used in the present-value determinations. Please refer to SFAS 5, SOP 96-1 and SAB Topic 5:Y.

*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Adam Phippen, Staff Accountant, at (202)
551-
3336 or Robyn Manuel, Staff Accountant, at (202) 551-3823 if you
have
questions regarding comments on the financial statements and related
matters.  Please contact Pradip Bhaumik, Attorney-Advisor, at
(202)
551-3333 or me at (202) 551-3720 with any other questions.

      					Sincerely,



      					H. Christopher Owings
      					Assistant Director


cc. Linda L. Griggs, Esq.
Morgan, Lewis & Bockius LLP
Fax:  (202) 739-3001

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Robert H. Knauss, Esq.
UGI Utilities, Inc.
May 27, 2005
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